中信泰富有限公司

**BY COURIER**

Exemption No. 82-5232

04024590

CITIC PACIFIC

Date : 22nd April, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

**Re: CITIC Pacific Limited ("the Company")**

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since March 22, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

4/28

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
*AT/wy/LTR-2240*

Exemption No. 82-5232



Annexure

CITIC Pacific Limited

List of Information that the Company since March 22, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : April 1, 2004
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Annual Report 2003
   Date : April 13, 2004 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Summary Financial Report 2003
   Date : April 13, 2004 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Explanatory Statement and Memorandum, Notice of 2004 Annual General Meeting and Proxy Form
   Date : March 18, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Notification to shareholders on corporate communications and reply slip
   Date : April 13, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

# Monthly Return On Movement of Listed Equity Securities

**For the month ended** 31st March, 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 1st April, 2004

## (A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

## (B) Movement in Authorised Share Capital:

| | No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.40 | 1,200,000,000 |
| Increase/(Decrease) (EGM approval date): ( ) | --- | -- | --- |
| Balance at close of the month | 3,000,000,000 | 0.40 | 1,200,000,000 |

## (C) Movement in Issued Share Capital:

| | No. of ~~Ordinary~~ shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 2,190,110,160 | -- | --- |
| Increase/(Decrease) during the month | --- | -- | --- |
| Balance at close of the month : | 2,190,110,160 | -- | --- |

**(D) Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20 | 9,900,000 | -- | -- | -- | 9,900,000 | Nil |
| 2. ______ Exercise price: HK$ ______ | | | | | | |
| WARRANTS* Date of Expiry N/A | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ______ Subscription price: HK$ ______ | | | | | | |
| 2. ______ Subscription price: HK$ ______ | | | | | | |
| CONVERTIBLES* Class N/A | Units | Converted (Units) | | | Units | |
| ______ Convertible price: HK$ ______ | | | | | | |
| OTHER ISSUES OF SHARES* N/A | | | | | | |
| Rights Issue | Price : | Issue and allotment Date : | | | | |
| Placing | Price : | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date : | | | | |
| Repurchase of share | | Cancellation Date : | | | | |
| Redemption of share | | Redemption Date : | | | | |
| Consideration issue | Price: | Issue and allotment Date : | | | | |
| Others (please specify) | Price: | Issue and allotment Date : | | | | |
| | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | | Nil |

Remarks : ______________________________

Authorised Signatory:

Name: Alice Tso Mun Wai
Title: Company Secretary

Note:
**All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.**